Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 21 April 2023

FIRST QUARTER REPORT FOR PERIOD ENDED 31 MARCH 2023

Delivering reliable production

•	Delivered quarterly production of 46.8 MMboe (520 Mboe/day), down 9% from Q4 2022 due to planned turnaround and maintenance activities. Full-year production guidance remains unchanged.
•	Delivered sales volume of 50.4 MMboe, down 4% from Q4 2022, primarily due to lower production.
•	Delivered revenue of $4,330 million, down 16% from Q4 2022, due to lower production and lower realised prices.
•	Production, sales volume and revenue increased 122%, 112% and 81% respectively from Q1 2022, driven by the expanded operations portfolio post-merger.
•	Achieved high LNG reliability of 99.9% at Pluto LNG and 98.3% at North West Shelf (NWS) Project.
•	Achieved a portfolio average realised price of $85 per barrel of oil equivalent.
•	Sold 32% of produced LNG at prices linked to gas hub indices.

Executing major projects

•	The Scarborough and Pluto Train 2 projects in Western Australia are now 30% complete, with manufacturing of the export trunkline 86% complete and first concrete poured for Pluto Train 2.
•

The development drilling program for Sangomar progressed, with ten of 23 wells complete. The Sangomar floating production storage and offloading (FPSO) topsides integration and pre-commissioning works continued in Singapore.

•	Subsequent to the period, Mad Dog Phase 2, in the Gulf of Mexico (GoM), successfully achieved first production and will continue to ramp up through 2023.

Investing in growth

•	Received competitive tenders for Trion, which are currently being evaluated in support of targeted final investment decision (FID) readiness in 2023.
•	Progressed key project activities for H2OK to support targeted FID readiness in 2023.

Woodside CEO Meg O’Neill said Woodside delivered outstanding operational performance in the quarter, particularly at Pluto LNG where reliability averaged 99.9%.

“Our operations teams continued to achieve strong outcomes. Production was 122% higher than the corresponding quarter last year, demonstrating the significant value generated by the merger with BHP’s petroleum business.

“Production and revenue declined from Q4 2022 primarily due to planned turnaround and maintenance activities at Australian assets and lower realised prices.

“We are making good progress on all major growth projects in Australia and globally. The Scarborough and Pluto Train 2 projects are now 30% complete, with construction of key offshore and onshore infrastructure ramping up. First concrete has now been poured on the Pluto Train 2 site. Engagement with stakeholders and regulators on secondary environmental approvals for offshore execution activities continued.

“The Sangomar development drilling program is nearing its half-way point, with ten of 23 wells completed. Installation and testing of the rigid flowlines, which total 101km in length, were successfully and safely completed. This is a key milestone on the path to targeted first oil later this year.

“At the Trion project in the GoM, we have received tenders for key equipment and activities including the floating production unit, long-lead rotating equipment, subsea equipment, drilling rig and installation scopes as we target FID readiness this year.

“Mad Dog Phase 2 in the US GoM achieved a significant milestone with first production in April 2023. Mad Dog is one of several low cost producing assets for Woodside in the region with significant expansion potential and in close proximity to infrastructure and attractive markets.

“Within our new energy business, we continue to progress activities and approvals for our H2OK project in support of achieving FID readiness this year,” she said.

Comparative performance at a glance

		Q1 2023	Q4 2022	Change%	Q1 2022	Change%
Production[1]	MMboe	46.8	51.6	(9%)	21.1	122%
	Mboe/day	520	561		234
Sales	MMboe	50.4	52.2	(4%)	23.8	112%
Revenue	$ million	4,330	5,160	(16%)	2,395	81%

Operational overview

Production

•	Production decreased compared to the previous quarter to 46.8 MMboe, primarily due to:

•	planned turnaround on Ngujima-Yin FPSO

•	planned onshore and offshore maintenance activities and lower Australian east coast gas market demand on Bass Strait

•	Production was more than double the corresponding quarter last year, driven by the expanded operations portfolio post-merger.

•	Delivered high reliability at Pluto LNG, achieving 99.9% reliability for the quarter, and maintained strong reliability at NWS Project, achieving 98.3% reliability for the quarter.

Australian LNG

•

Commenced front-end engineering design (FEED) and identified long-lead order requirements for the Lambert West development. Lambert West consists of one production well developed via a subsea tie-back to the Angel Platform to support ongoing production from the NWS Project.

1 Q1 2023 includes 0.31 MMboe, Q4 2022 includes 0.31 MMboe and Q1 2022 includes 0.03 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

Bass Strait

•	Significant planned turnaround and maintenance activities were completed on the onshore and offshore facilities.
•	The Gippsland Basin Joint Venture (GBJV) executed an agreement to charter a fourth semi-submersible vessel from the end of 2023 to support decommissioning activities in the Gippsland Basin.

Gulf of Mexico

•	The SN102 well was completed and SN101 well completion activities commenced on the Shenzi North project. The project is 67% complete.

Australia Oil

•	The Pyrenees Phase 4 infill campaign, comprising a workover well and one infill well, was completed.
•

The Enfield plugging and abandonment (P&A) campaign continued with four wells permanently plugged. At the end of the quarter, the plugging of nine of 18 Enfield wells and removal of 13 of 18 xmas trees had been completed.

•	The Ngujima-Yin FPSO commenced a planned five-yearly maintenance turnaround in a Singapore drydock and is expected to return to production in Q3 2023.

Project and development activities

Scarborough

•

Scarborough upstream pipeline manufacturing is 86% complete. Subsea structure manufacturing and trunkline shore crossing preparations at Pluto commenced. Fabrication of the floating production unit topsides and hull has ramped up.

•	Engagement with regulators on secondary environmental approvals for offshore execution activities continued.
•	Pluto Train 2 site pre-works progressed with first concrete pour for permanent structures completed and LNG train module construction ramping up.
•	Pluto Train 1 modifications scope progressed into pre-execution phase, engineering and long-lead item procurement commenced.
•	The project was 30% complete at the end of the period and first LNG cargo is targeted in 2026.

Sangomar Field Development Phase 1

•	Installation and testing of the rigid flowlines, totalling 101km in length, were successfully and safely completed.
•	The subsea installation campaign progressed, with umbilical installation now 37% complete.
•	The development drilling program continued with ten of 23 wells completed.
•	FPSO topsides integration and pre-commissioning works continued in Singapore.
•	The project was 82% complete at the end of the period and first oil is targeted in late 2023.

Mad Dog Phase 2

•	Subsequent to the period, first production was successfully achieved at the Argos platform in the GoM. Production will ramp-up through 2023.

Trion

•	Tenders were received and are being evaluated for key scopes including the floating production unit (FPU), long-lead rotating equipment, subsea equipment, drilling rig and installation scopes.
•	Woodside is collaborating with PEMEX and the National Hydrocarbons Commission (CNH) on the draft field development plan (FDP), which would be submitted to the regulator following a positive FID.
•	Woodside is targeting FID readiness in 2023.

Sunrise

•

In February 2023, the Sunrise Joint Venture committed to undertake a concept select program for the development of the Greater Sunrise fields in parallel with the ongoing negotiation of a new production sharing contract and associated agreements with the Timor-Leste and Australian Governments.

New energy

H2OK

•	Woodside is progressing negotiations for access to wastewater and the ~200MW of power required.
•	Discussions with potential H2OK customers are ongoing.
•	The air quality permit approval was received from Oklahoma Department of Environment and Quality.
•	Contracting activities for construction tender and other schedule critical packages are progressing.
•	H2OK is targeting FID readiness in 2023.

Woodside Solar

•	The Woodside Solar development application was submitted to the City of Karratha.
•	The Ngarluma and Woodside Power Project Indigenous Land Use Agreement (ILUA) was listed on the Register of ILUAs by the National Native Title Tribunal on 10 March 2023.
•	Woodside Solar is targeting FID readiness in 2023.

Corporate activities

Hedging (as at 31 March 2023)

•	Woodside has placed oil price hedges for approximately 21.8 MMboe of 2023 production at an average price of $74.5 per barrel of which approximately 5.8 MMboe has been delivered.
•

Woodside also has a hedging program for Corpus Christi LNG volumes to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. Approximately 83% of Corpus Christi volumes for the remainder of 2023 and approximately 29% of 2024 volumes have reduced pricing risk as a result of hedging activities.

•

The year-to-date pre-tax expense related to hedged positions is approximately $166 million, with $79 million pre-tax expense related to Corpus Christi hedges, $70 million pre-tax expense related to oil price hedges and $17 million pre-tax expense related to other hedge positions. Hedging losses will be included in “other expenses” in the full-year financial statements.

2023 Annual General Meeting

•

The 2023 Annual General Meeting (AGM) of Woodside Energy Group Ltd will be held at 10.00am (AWST) on Friday, 28 April 2023 at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia.

•	The AGM will also be available online at https://web.lumiagm.com/333232445.

Climate reporting and non-binding shareholder vote

•

Woodside intends to put its climate reporting to a non-binding, advisory vote of shareholders at its 2024 AGM. It is intended that subsequent shareholder votes will be held at three-year intervals, except in exceptional circumstances.

Half-year report

•	Woodside’s half-year report 2023 will be released on Tuesday, 22 August 2023.

Contacts:

INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Production summary

		Three months ended			Year to date
		Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
AUSTRALIA
LNG
North West Shelf	Mboe	9,673	9,564	4,612	9,673	4,612
Pluto[2]	Mboe	12,154	12,124	9,326	12,154	9,326
Wheatstone	Mboe	2,456	2,596	2,408	2,456	2,408

Total	Mboe	24,283	24,284	16,346	24,283	16,346

Pipeline gas
Bass Strait	Mboe	3,133	4,883	—	3,133	—
Other[3]	Mboe	3,037	3,470	753	3,037	753

Total	Mboe	6,170	8,353	753	6,170	753

Crude oil and condensate
North West Shelf	Mbbl	1,684	1,711	806	1,684	806
Pluto[2]	Mbbl	961	982	745	961	745
Wheatstone	Mbbl	408	506	421	408	421
Bass Strait	Mbbl	777	935	—	777	—
Macedon & Pyrenees	Mbbl	631	692	1,398	631	1,398
Ngujima-Yin	Mbbl	869	1,890	425	869	425
Okha	Mbbl	431	598	—	431	—

Total	Mboe	5,761	7,314	3,795	5,761	3,795

NGL[4]
North West Shelf	Mbbl	292	307	181	292	181
Pluto[2]	Mbbl	50	52	6	50	6
Bass Strait	Mbbl	723	1,187	—	723	—

Total	Mboe	1,065	1,546	187	1,065	187

Total Australia[5]	Mboe	37,279	41,497	21,081	37,279	21,081

2 Q1 2023 includes 2.70 MMboe of LNG, 0.11 MMboe of condensate and 0.05 MMboe of NGL, Q4 2022 includes 2.39 MMboe of LNG, 0.10 MMboe of condensate and 0.05 MMboe of NGL and Q1 2022 includes 0.32 MMboe of LNG and 0.01 MMboe of condensate processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

3 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

4 Natural gas liquids (NGL) include LPG, ethane, propane and butane.

5 Q1 2023 includes 0.31 MMboe, Q4 2022 includes 0.31 MMboe and Q1 2022 includes 0.03 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

		Three months ended			Year to date
		Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	330	409	—	330	—
Trinidad & Tobago	Mboe	2,236	1,952	—	2,236	—
Other[6]	Mboe	30	—	—	30	—

Total	Mboe	2,596	2,361	—	2,596	—

Crude oil and condensate
Atlantis	Mbbl	2,696	3,229	—	2,696	—
Mad Dog	Mbbl	939	1,165	—	939	—
Shenzi	Mbbl	2,596	2,517	—	2,596	—
Trinidad & Tobago	Mbbl	297	361	—	297	—
Other[6]	Mbbl	39	81	—	39	—

Total	Mboe	6,567	7,353	—	6,567	—

NGL[7]
Gulf of Mexico	Mbbl	331	390	—	331	—
Other[6]	Mbbl	17	—	—	17	—

Total	Mboe	348	390	—	348	—

Total International	Mboe	9,511	10,104	—	9,511	—

Total production	Mboe	46,790	51,601	21,081	46,790	21,081

6 Overriding royalty interests held in the Gulf of Mexico (GoM) for several producing wells.

7 Natural gas liquids (NGL) include LPG, ethane, propane and butane.

Product sales

		Three months ended			Year to date
		Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
AUSTRALIA
LNG
North West Shelf	Mboe	10,564	9,000	5,012	10,564	5,012
Pluto[8]	Mboe	11,310	12,189	9,433	11,310	9,433
Wheatstone[9]	Mboe	2,350	2,360	2,521	2,350	2,521

Total	Mboe	24,224	23,549	16,966	24,224	16,966

Pipeline gas
Bass Strait	Mboe	3,082	4,725	—	3,082	—
Other	Mboe	2,939	3,524	748	2,939	748

Total	Mboe	6,021	8,249	748	6,021	748

Crude oil and condensate
North West Shelf	Mbbl	1,089	1,989	618	1,089	618
Pluto[8]	Mbbl	614	856	472	614	472
Wheatstone	Mbbl	350	684	289	350	289
Bass Strait	Mbbl	82	1,115	—	82	—
Ngujima-Yin	Mbbl	1,141	1,753	1,336	1,141	1,336
Okha	Mbbl	653	—	—	653	—
Pyrenees	Mbbl	518	1,142	—	518	—

Total	Mboe	4,447	7,539	2,715	4,447	2,715

NGL[10]
North West Shelf	Mbbl	170	228	—	170	—
Pluto[8]	Mbbl	182	—	—	182	—
Bass Strait	Mbbl	1,109	672	—	1,109	—

Total	Mboe	1,461	900	—	1,461	—

Total Australia	Mboe	36,153	40,237	20,429	36,153	20,429

8 Processing of volumes commenced at the Karratha Gas Plant via the Pluto-KGP Interconnector in 2022.

9 Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.06 MMboe in Q1 2023, 0.03 MMboe in Q4 2022 and -0.18 MMboe in Q1 2022.

10 Natural gas liquids (NGL) include LPG, ethane, propane and butane.

		Three months ended			Year to date
		Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	343	343	—	343	—
Trinidad & Tobago	Mboe	2,295	1,969	—	2,295	—
Other[11]	Mboe	7	4	—	7	—

Total	Mboe	2,645	2,316	—	2,645	—

Crude oil and condensate
Atlantis	Mbbl	2,668	3,091	—	2,668	—
Mad Dog	Mbbl	941	1,098	—	941	—
Shenzi	Mbbl	2,673	2,245	—	2,673	—
Trinidad & Tobago	Mbbl	413	130	—	413	—
Other[11]	Mbbl	63	59	—	63	—

Total	Mboe	6,758	6,623	—	6,758	—

NGL[12]
Gulf of Mexico	Mbbl	342	422	—	342	—
Trinidad & Tobago	Mbbl	—	—	—	—	—
Other[11]	Mbbl	4	2	—	4	—
Total	Mboe	346	424	—	346	—

Total International	Mboe	9,749	9,363	—	9,749	—

MARKETING
LNG[13]	Mboe	4,483	2,625	3,338	4,483	3,338
Total	Mboe	4,483	2,625	3,338	4,483	3,338

Total Marketing	Mboe	4,483	2,625	3,338	4,483	3,338

Total sales	Mboe	50,385	52,225	23,767	50,385	23,767

11 Overriding royalty interests held in the GoM for several producing wells.

12 Natural gas liquids (NGL) include LPG, ethane, propane and butane.

13 Purchased LNG volumes sourced from third parties.

Revenue (US$ million)

	Three months ended			Year to date
	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
AUSTRALIA
North West Shelf	1,270	1,260	636	1,270	636
Pluto	1,131	1,666	829	1,131	829
Wheatstone[14]	324	383	267	324	267
Bass Strait	211	363	—	211	—
Macedon	51	54	—	51	—
Ngujima-Yin	100	164	148	100	148
Okha	56	—	—	56	—
Pyrenees	50	118	—	50	—

INTERNATIONAL
Atlantis	199	263	—	199	—
Mad Dog	68	87	—	68	—
Shenzi	199	188	—	199	—
Trinidad & Tobago	136	112	—	136	—
Other[15]	5	6	—	5	—

Marketing revenue[16]	479	431	479	479	479

Total sales revenue[17]	4,279	5,095	2,359	4,279	2,359

Processing revenue	47	48	35	47	35
Shipping and other revenue	4	17	1	4	1

Total revenue	4,330	5,160	2,395	4,330	2,395

Realised prices

		Three months ended				Three months ended
	Units	Mar 2023	Dec 2022	Mar 2022	Units	Mar 2023	Dec 2022	Mar 2022
LNG produced[18]	$/MMBtu	16.7	20.3	14.6	$/boe	105	128	93
LNG traded[19]	$/MMBtu	16.7	24.2	22.6	$/boe	105	153	144
Pipeline gas					$/boe	38	43	26
Oil and condensate	$/bbl	76	82	109	$/boe	76	82	109
NGL	$/bbl	51	36	—	$/boe	51	36	—

Average realised price					$/boe	85	98	100

Dated Brent					$/bbl	81	89	101
JCC (lagged three months)					$/bbl	100	113	80
WTI					$/bbl	76.1	82.8	94.3
JKM					$/MMBtu	26.0	38.6	31.2
TTF					$/MMBtu	24.7	45.0	32.6

•	Average realised price was A$6.9/GJ in Western Australia, A$11.9/GJ in east coast Australia and $7.2/Mcf for International in Q1 2023.

14 Q1 2023 includes $3 million, Q4 2022 includes $2 million and Q1 2022 includes -$20 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

15 Overriding royalty interests held in GoM for several producing wells.

16 Values include revenue generated from purchased LNG volumes, as well as the marketing margin on the sale of Woodside’s produced liquids portfolio. Hedging impacts are excluded.

17 Total sales revenue excludes all hedging impacts.

18 Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.

19 Excludes any additional benefit attributed to produced LNG through third-party trading activities.

Expenditure (US$ million)

	Three months ended			Year to date
	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
Exploration and evaluation expense
Exploration and evaluation expensed[20]	52	239	7	52	7
Permit amortisation	2	3	1	2	1

Total	54	242	8	54	8

Capital expenditure
Exploration and evaluation capitalised[21,22]	37	8	5	37	5
Oil and gas properties	1,279	1,342	757	1,279	757

Total	1,316	1,350	762	1,316	762

Trading costs	385	260	351	385	351

Key project expenditure (US$ million)

	Three months ended			Year to date
	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Mar 2022
Capital expenditure
Scarborough[23]	626	599	447	626	447
Sangomar	279	290	242	279	242

20 Q4 2022 includes $39m relating to the write-off of capitalised exploration costs due to the relinquishment of exploration permit acreage at Sangomar.

21 Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

22 Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

23 Scarborough key project expenditure includes Scarborough offshore, Pluto Train 2, Pluto Train 1 modification and Train 2 tie-in spend. Prior period comparatives have been restated to include Pluto Train 1 modification and Train 2 tie-in spend of $13m in Q1 2022 and $20m in Q4 2022.

Exploration

•

In the US Gulf of Mexico (GoM) Woodside was the highest bidder on 12 leases in lease sale 259 with the final lease award pending regulatory approval. The bids were concentrated in the central GoM Miocene and western GoM Paleogene trends. Two of the 12 bids were joint bids with Oxy, in which Woodside would hold a 40% non-operating interest.[24]

•	In Egypt, the regulator has approved Woodside’s acquisition of a 27% interest in two non-operated blocks in the Herodotus Basin.
•

Woodside signed an option agreement to acquire at least a 56% interest in Namibia Petroleum Exploration License 87, located in the Orange Basin offshore Namibia. The decision to exercise the option will follow evaluation of seismic data acquired as part of the agreement.

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[25]	Remarks
Gulf of Mexico	GC 868	Mad Dog SWX4	Oil	23.9% Non-operator	12 March 2023	1,331	7,437	Drilling ongoing

Permits and licences

Key changes to permit and licence holding during the quarter ended 31 March 2023 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Egypt – Herodotus Basin	North Sidi Barrani Offshore (Block 2)	27	27	Non-operated
Egypt – Herodotus Basin	North El Dabaa Offshore (Block 4)	27	27	Non-operated

Seismic and geophysical survey activity

Region	Field	Permits or licence areas	Remarks
Namibia	PEL 87 – Orange Basin	Deep Water PEL 87 License	Acquisition of ~6,800 km2 of 3D is ongoing

24 Woodside was the highest bidder on blocks AC125, AC126, AT133, GC173, GC210, GC211, GC406, GC407, GC450, GC495 at 100% working interest (WI) and blocks GC598, GC642 at 40% WI.

25 Well depths are referenced to the rig rotary table.

Production rates

Average daily production rates (100% project) for the quarter ended 31 March 2023:

		Production rate (100% project, Mboe/d)
	Woodside share[26]	Mar 2023	Dec 2022	Remarks
AUSTRALIA
NWS Project
LNG	31.62%	340	340
Crude oil and condensate	31.61%	59	61
NGL	31.55%	10	11

Pluto LNG
LNG	90.00%	117	118
Crude oil and condensate	90.00%	11	11

Pluto-KGP Interconnector
LNG	100.00%	30	26
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[27]
LNG	11.94%	229	238
Crude oil and condensate	15.07%	30	33

Bass Strait
Pipeline gas	42.30%	82	115	Production was lower due to seasonal demand and planned onshore and offshore maintenance activities.
Crude oil and condensate	48.71%	18	21
NGL	42.94%	19	26

Australia Oil
Ngujima-Yin	60.00%	16	34	Production was lower due to a planned maintenance turnaround.
Okha	50.00%	10	13
Pyrenees	64.06%	11	11

Other
Pipeline gas[28]		34	38

26 Woodside share reflects the net realised interest for the period.

27 The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.

28 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

		Production rate (100% project, Mboe/d)
	Woodside share[29]	Mar 2023	Dec 2022	Remarks

INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	78	91	Production was lower due to execution of a planned well intervention campaign.
NGL	38.50%	5	6
Pipeline Gas	38.50%	6	9

Mad Dog
Crude oil and condensate	20.86%	50	62	Production was lower due to execution of a planned well intervention campaign.
NGL	20.86%	2	2
Pipeline Gas	20.86%	1	1

Shenzi
Crude oil and condensate	64.39%	45	42
NGL	64.39%	2	2
Pipeline Gas	64.39%	1	1

Trinidad & Tobago
Crude oil and condensate	57.97%[30]	6	7
Pipeline gas	44.39%[30]	56	54

29 Woodside share reflects the net realised interest for the period.

30 Operations governed by production sharing contracts, Woodside share changes monthly.

Forward looking statements and other conversion factors

Disclaimer and important notice

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside or other statements about Woodside’s future plans for projects and the timing thereof, the implementation of Woodside’s new energy strategy and Woodside’s expectations and guidance with respect to production and certain financial results for 2023, are or may be forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices; actual demand; currency fluctuations; geotechnical factors; drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; reserve estimates; loss of market; industry competition; environmental risks; climate related risks; physical risks; legislative, fiscal and regulatory developments; changes in accounting standards; economic and financial markets conditions in various countries and regions; political risks; project delay or advancement; regulatory approvals; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; as well as general economic conditions, inflationay conditions, prevailing exchange rates and interest rates and conditions in financial markets. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 27 February 2023 and in Woodside’s filings with the U.S. Securities and Exchange Commission, including Woodside’s Annual Report on Form 20-F. You should review and have regard to these risks when considering the information contained in this announcement.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

All figures are Woodside share for the quarter ending 31 March 2023, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Product	Unit	Conversion factor	bbl boe Mbbl Mboe MMboe Bcf MMBtu MMscf scf

barrel

barrel of oil equivalent

thousand barrels

thousand barrels of oil equivalent

million barrels of oil equivalent

billion cubic feet of gas

million British thermal units

million standard cubic feet of gas

standard cubic feet of gas

Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids (NGL)	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe
The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.